United States securities and exchange commission logo





                            August 10, 2023

       Scott Milford
       Chief Executive Officer
       XWELL, Inc.
       254 West 31st Street, 11th Floor
       New York, New York 10001

                                                        Re: XWELL, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 4,
2023
                                                            File No. 333-273726

       Dear Scott Milford:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Trade & Services
       cc:                                              Robert Endicott